VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: William Mastrianna, Esq.

Re: Letter dated May 12, 2016 from Mr. Larry Spirgel, Assistant Director

Medical Alarm Concepts Holding, Inc., a Nevada corporation (the “Company”)

Registration Statement on Form S-1

Filed April 15, 2016

File No. 333-210769

Dear Mr. Mastrianna:

We are in receipt of your letter, dated May 12, 2016 (the “SEC Comment Letter”), with respect to the above-referenced filings of the Company with the Securities and Exchange Commission (the “SEC”). We have reviewed the comments of the SEC Staff in the SEC Comment Letter and offer the responses set out below. In addition, contemporaneous with the transmission of this letter, the Company is filing Amendment No. 1 to its Registration Statement on Form S-1. Amendment No. 1 revises and supplements the disclosures made in the Original Filings based on the comments set forth in the SEC Comment Letter. We have also updated the S-1 as appropriate, including updated the financial statements included therein to include the unaudited financial information for the quarter ended March 31, 2016.

To aid the Staff’s review of this information, we have included the Staff’s comments in the SEC Comment Letter in italics and the Company’s responses in standard print, and have referenced all of our responses to the numbering in the SEC Comment Letter.

Prospectus Cover Page

1. Please explain your references throughout the document to proceeds that may be received by the company upon exercise of outstanding warrants to purchase Series C preferred stock held by the selling stockholders. In this regard, your disclosure indicates that the shareholder who is offering common shares upon conversion of Series C preferred stock has already exercised the warrant and holds outstanding shares of Series C preferred stock.

Response No. 1

Please note that warrants were sold to both of the selling stockholders. One of the selling stockholders has exercised the warrants and holds outstanding shares of Series C preferred stock. The other selling stockholder has not exercised its warrants. Since we are not registering any shares underlying warrants that have not been exercised, we have removed any references to the unexercised warrants in the “use of proceeds” section. Please see page(s) 2,12.

Risk Factors, page 5

2. Please add a risk factor that discusses the one year voting control you provided to purchasers of your units in your March 3, 2016 offering. To provide context, disclose if true that a purchaser of a half of a unit recently exercised this control to approve an increase in your authorized common and preferred shares.

Response No. 2

As requested, risk factors have been added titled “We face a risk of a change in control due to the fact that our current of officers and directors do not own a majority of our outstanding voting stock” and “The ability of our principal stockholders to control our business may limit or eliminate minority stockholders’ ability to influence corporate affairs.” Please see page(s) 8.

3. Please add a risk factor that addresses the potential dilution to investors from your recent increase in authorized shares of common stock and your outstanding convertible and exchangeable securities. To provide context, please disclose in a table the number of shares issuable upon exercise and conversion of each convertible and exchangeable class of securities. To the extent that holders of such securities are prohibited from holding more than a particular percentage of outstanding shares at one time, disclose that this does not prevent the holder from converting and disposing of those securities and then converting more, while never exceeding the percentage cap.

Response No. 3

As requested, a risk factor has been added titled “The recent increase in our authorized capital stock and issuance of common stock upon conversion of outstanding convertible notes and warrants may result in immediate and substantial dilution.” Please see page(s) 11.

4. Please revise your risk factors to clarify that you are not currently subject to the reporting requirements of the Securities Exchange Act of 1934. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In this regard, under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. In addition, please add a risk factor and revise the disclosure under “Additional Information” to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

Response No. 4

As requested, risk factors have been added titled “Our reporting obligations under Section 15(d) of the Exchange Act may be suspended automatically if we have fewer than 300 holders of record on the first day of our fiscal year after the year of effectiveness” and “Unless we register a

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class of our securities pursuant to Section 12 of the Exchange Act, we will only be subject to the periodic reporting obligations imposed by Section 15(d) of the Exchange Act which may limit the information on the Company available to shareholders.” As well, the “Additional Information” section has been revised to reflect the remaining requests. Please see page(s) 6.

We qualify as an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Stock less attractive to investors, page 6

5. It appears that shares of the company’s common stock were sold pursuant to a registration statement on Form S-1 that became effective on September 15, 2008. Section 101(d) of the JOBS Act provides that an issuer shall not be considered an emerging growth company if the first sale of common equity securities of the issuer, pursuant to an effective registration statement under the Securities Act of 1933, occurred on or before December 8, 2011. Please remove references to your status as an emerging growth company as it appears you do not meet the statutory definition.

Response No. 5

We acknowledge this and, as requested, references to our being classified as an “emerging growth company” have been removed.

Security Ownership of Certain Beneficial Owners and Management, page 32

6. Please identify who holds voting and/or investment power over the company’s shares held by each entity listed in the beneficial ownership table on page 32 and in the selling shareholder table on page 36.

Response No. 6

As requested, we have added who holds voting and/or investment power over the company’s shares held by each entity listed in the beneficial ownership table in parenthesis after the corporate entity name.

7. Please revise your beneficial ownership table to remove Cede & Co., a depositary that holds shares of record for banks, brokers and other institutions. Please see Item 403 of Regulation S-K.

Response No. 7

As requested, Cede & Co. has been removed from the beneficial ownership table.

8. We note that you have two classes of voting securities – common stock and Series C preferred stock. Please revise the beneficial ownership table to provide beneficial ownership information for each class of voting securities. Refer to Item 403 of Regulation S-K. In addition, please

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include in the table shares that each holder has a right to acquire within 60 days. For example, we note your recent issuance of units which consisted in part of notes convertible into shares of common stock and warrants for Series C preferred stock convertible into common stock. We also note that you have outstanding shares of Series A and Series B preferred stock that are convertible into common stock. Please reflect these beneficial ownership amounts, as appropriate, in the beneficial ownership table and the selling security holders table on page 36. Lastly, provide an additional column that shows the total voting control of each beneficial holder.

Response No. 8

As requested, the beneficial ownership table has been updated to include disclosure with respect to each class of outstanding voting securities.

9. In light of the fact that the holders of your Series C preferred stock have 51% voting control over the company from February 26, 2016 through February 25, 2017, please provide the disclosure required by Item 403(c) of Regulation S-K and identify who holds the warrants to purchase your Series C preferred stock.

Response No. 9

As requested, we have included the disclosure required by Item 403(c) of Regulation S-K. Please see page(s) 35.

Preferred Stock, page 35

10. We note your statement that the 138,888 block of Series C Preferred Stock is entitled to at least a 51% of the vote required to approve any action. For clarity and comprehension, please disclose in tabular form the number of authorized, issued and outstanding securities for each class and designation of your stock.

Response No. 10

Class	Authorized	Issued & Outstanding as of May 18, 2016
Common Stock	400,000,000	7,598,676
Series A Preferred	100,000	688
Series B Preferred	62,500	9,938
Series C Preferred	6,944,445	138,889
Series D Preferred	400,000	400,000

Selling Security Holders, page 36

11. Please revise the “percentage of shares beneficially owned” numbers to reflect D2CF and Benza Pharma’s ownership before and after the offering. The percentages as currently presented do not appear to accurately reflect the present ownership or future ownership percentages of either company based upon the current and future total of shares issued and outstanding.

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Response No. 11

As requested, the “percentage of shares beneficially owned” numbers have been revised.

Exhibits

12. Rather than separately filing each amendment to your articles of incorporation, please file a complete copy of your articles of incorporation, as amended and currently in effect. Refer to Item 601(b)(3)(i) of Regulation S-K.

Response No. 12

As requested, we have filed an amended and restated of our Articles of Incorporation with the State of Nevada and have included it as an exhibit to this Registration Statement. Please see Exhibit 3.1.

* * *

Please also be advised that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the preceding information is responsive to the Staff’s comments contained in SEC Comment Letter. Please call me or write to me should you or your staff have any questions or comments regarding this response. My email address is ronnie@medalarmco.com and my direct telephone number is (877) 498-2929.

Respectfully submitted,

MEDICAL ALARM CONCEPTS HOLDING, INC.

/s/ Ronald Adams
Ronald Adams
CEO

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